UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2016 (Report No. 1)

Commission File Number: 0-29452

RADCOM LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form:40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13250, 333-111931, 333-123981, 333-190207, 333-195465 AND 333-203087) AND FORM F-3 (REGISTRATION STATEMENT NOS. 333-170512 AND 333-189111), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	RADCOM’s 2015 annual general meeting approves all board proposals, dated December 31 2015

Exhibit 99.2	$18M Order for RADCOM: Selected by Leading North American Mobile Operator to Deploy Virtual Probe Solution, dated January 4 2016

Exhibit 99.3	RADCOM Names Yaron Ravkaie as its New CEO To Succeed David Ripstein, dated January 4 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: January 5, 2016	By:	/s/ Uri Birenberg
Name: Uri Birenberg
Title: CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	RADCOM’s 2015 annual general meeting approves all board proposals, dated December 31 2015

Exhibit 99.2	$18M Order for RADCOM: Selected by Leading North American Mobile Operator to Deploy Virtual Probe Solution, dated January 4 2016

Exhibit 99.3	RADCOM Names Yaron Ravkaie as its New CEO To Succeed David Ripstein, dated January 4 2016